Exhibit T3B.9

AEGERION PHARMACEUTICALS
Joint stock company
with a capital of 30,000 euros
The head office: 235, avenue le Jour Se Lives - 92100 Boulogne-
Billancourt

 534 195 599 RCS Nanterre

CONSTITUTION updated on January 12, 2018

Certified copy Barbara Chan President

CONSTITUTION

ARTICLE 1: FORM

The company has the form of a simplified joint-stock company.

The Company will have one or more partners.

When the Company has only one partner, the latter will exercise all the powers devolved to the partners, the term "associates' community" meaning indifferently the sole shareholder or all the partners.

In all cases not covered by these Articles of Incorporation, the provisions of the French Commercial Code relating to public limited companies shall apply insofar as they are compatible with the special provisions applicable to the Company.

The Company cannot under any circumstances make a public offering.

ARTICLE 2: OBJECT

The Company's purpose, in France and abroad:

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the purchase, manufacture, research and development, sale, distribution, marketing, and promotion of any pharmaceutical product, including in particular the exploitation of medicines in accordance with Article R. 5124-2 3 ° of the Public Health Code, and in particular in biotechnology, device and medical device, paramedical, the realization and services of any service related to these activities;

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the creation, acquisition, rental, lease-management of all goodwill, leasing, installation, operation of all establishments, businesses, factories, workshops, relating to any of the specified activities;

-	the taking, acquisition, exploitation or transfer of any process or patent relating to these activities;

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the direct or indirect participation of the Company in any financial, real estate or securities transactions and in any commercial or industrial undertakings that may be related to the corporate purpose or to any similar or related object.

It can perform any operations that are compatible with this object, relate to it and contribute to its realization.

ARTICLE 3: DENOMINATION

The name of the Company is :

"AEGERION PHARMACEUTICALS"

All documents emanating from the Company must mention the company name, immediately preceded or followed by the words "simplified joint stock company" or the initials "SAS", and the statement of the amount of the share capital.

ARTICLE 4: THE HEAD OFFICE

The registered office is fixed:

235, avenue le Jour Se Lives - 92100 Boulogne-Billancourt.

Subject to ratification by the shareholders, the transfer of the registered office to any place in the same department or a neighboring department may be decided by the Chairman who is authorized to amend the bylaws accordingly.

ARTICLE 5: DURATION

The duration of the Company is fixed at 99 years from the date of registration of the Company with the Trade and Companies Register, unless early dissolution or extension.

ARTICLE 6: CONTRIBUTIONS

When constituting:

Aegerion Pharmaceuticals, Inc. provides to the Company, in cash, a total amount of thirty thousand euros (30,000 €) corresponding to thirty thousand shares of one euro each, all in cash, subscribed in full and fully paid up, as appears from the certificate drawn up by the depositary of funds: KBC France Lezennes - 6, rue Nicolas Appert - 59630 Lille Cedex.

Pursuant to the Contribution Agreement, effective January 1, 2014, between Aegerion Pharmaceuticals, Inc. and Aegerion Pharmaceuticals Limited, Aegerion Pharmaceuticals, Inc. has surrendered all the shares it holds in the Company to Aegerion. Pharmaceuticals Limited. As a result, Aegerion Pharmaceuticals Limited holds all the shares of the Company as of January 1, 2014.

ARTICLE 7: SHARE CAPITAL

The share capital is set at thirty thousand euros (€ 30,000), divided into thirty thousand one-euro shares (€ 1) each, fully subscribed and paid up and allocated to shareholders in the proportions of their contributions.

ARTICLE 8: CHANGES IN SHARE CAPITAL

8.1. The share capital may be increased by any means and in any manner prescribed by law.

The partners are competent to decide, on the report of the Chairman, a capital increase. The partnership community may delegate to the President the powers necessary to carry out a capital increase, under the conditions and within the time limits provided by law.

The partners proportionally to the amount of their shares, a right of preference to the subscription of the shares of cash issued to carry out a capital increase, right to which they can renounce individually. If the community of shareholders so expressly decides, they also benefit from a reducible subscription right.

The community of shareholders may cancel this preferential subscription right, in accordance with the conditions established by applicable law.

The right to the allocation of new shares, following the incorporation of reserves, profits or issue premiums, belongs to the bare owner, subject to the rights of the usufructuary.

8.2. The reduction of capital is decided by the community of partners. It cannot in any way affect the equality of the partners.

The shareholders may delegate to the Chairman the powers necessary to carry out a capital reduction, under the conditions and within the deadlines provided by law.

8.3. Decisions relating to changes in the share capital are made by the partnership community, by the majority required for the adoption of the decisions referred to in Article 18.3.1.ii) of the bylaws.

ARTICLE 9: RELEASE OF SHARES

Shares subscribed for in cash must be paid half of the subscription price. The balance must be released within five (5) years in one or more disbursements by decision of the President.

ARTICLE 10: FORM OF ACTIONS

The shares are registered.

The property results from the registration to an account opened by the Company on behalf of the partner under the conditions and according to the terms and conditions provided by the law and the regulations in force.

Any partner may apply to the Company for the issue of a registration certificate.

ARTICLE 11: TRANSMISSION OF ACTIONS

11.1 Method of transmission

The shares of the Company are negotiable only after the registration of the Company with the Register of Commerce and Companies. In the event of a capital increase, the shares are negotiable as from the date of realization of the share capital.

The shares remain negotiable after the dissolution of the Company and until the close of liquidation.

The transfer of the shares takes place with regard to the Company and third parties by a transfer order signed by the transferor or his agent and recorded in a listed and initialed register, kept chronologically, called the "securities movements register".

The Company will proceed with the registration and transfer required upon receipt of the form of transfer no later than twenty (20) days after receipt thereof.

11.2 Transfer of shares in case of plurality of partners

11.2.1 The shares are freely transferable between the partners.

11.2.2 Prior approval

In the event of plurality of shareholders, the shares may only be assigned with the prior approval of the group of shareholders voting by the majority referred to in Article 18.3.1.ii).

The request for approval notice must be directed to the President of the Company and indicate the number of shares whose transfer is envisaged, the transfer price, the surnames, forenames, address, nationality of the transferee or if it does not concern a legal person, the company name, the registered office, the registration number in the Trade and Companies Register, the amount and distribution of the capital, the identity of its corporate officers. This application for approval shall be sent by the President to the partners within eight (8) days of its receipt by registered letter with acknowledgment of receipt.

The President has a period of three (3) months from receipt of the application for approval to notify the assigning partner of the decision of the community of associates. In the absence of a collective decision of the partners within the above deadline, the authorization will be deemed to have been acquired.

The decisions of approval or refusal of approval are not motivated.

In case of approval, the assigning partner may freely carry out the assignment based on the conditions identified in its application for approval. The transfer of the shares must be carried out at the latest within one (1) month following the notification of the approval or the expiry of the period provided for in the present article in the absence of an express decision; failing to make the transfer within this period, would cause the approval to lapse.

In the event of refusal of approval, the Company has one (1) month from the notification of the refusal of approval, to acquire or to acquire the shares of the assigning partner by one or several authorized assignees in accordance with the above procedure.

If the repurchase of the shares is not carried out within this one (1) month period, the approval of the assignee(s) referred to in the application for approval shall be deemed to have been acquired. However, this period may be extended by decision of the President of the Commercial Court acting at the request of the Company.

In case of acquisition of the shares by the Company, the Company is obliged to assign or cancel them within a period of six (6) months from the date of the acquisition. In the event of an assignment, the Company will be required to comply with the approval procedure provided for in this article.

The Company can neither vote nor receive dividends on these shares.

The redemption price of the shares by a third party or by the Company is determined by mutual agreement between the parties. Failing agreement, the price will be determined by an expert, under the conditions of Article 1843-4 of the Civil Code.

The expert's fees will be borne in full by the party who provoked it.

All transfers of shares in violation of the provisions of Article 11 of these Articles of Association shall be null and void.

ARTICLE 12: RIGHTS AND OBLIGATIONS ATTACHED TO SHARES

12.1 General rights and obligations

Each share entitles the holder to a share in the profits, the corporate assets and the liquidation surplus determined by these articles of association.

It also gives the right to vote and representation in the deliberations, as well as the right to be informed on the progress of the Company and to obtain social documents at the times and under the conditions provided by the statutes.

The partners are only liable for the social liabilities up to the amount of their contributions. The rights and obligations follow the action regardless of the holder.

Ownership of a share automatically implies acceptance of the articles of association of the Company and the decisions of the shareholders.

If a certain number of shares are required to exercise a particular right, the holders who do not have the required number may group to buy or sell the number of shares required.

12.2 Right to vote

The voting rights attached to the shares of capital or enjoyment are proportional to the share capital they represent and each share gives the right to one vote.

12.3 Rights in profits and social assets

Any share entitles the holder to a share proportional to the portion of share capital that it represents in profits and reserves or in the company's assets on any distribution, amortization or distribution in progress or in the event of liquidation.

12.4 Indivisibility of shares - Naked property - Usufruct

The shares are indivisible with respect to the Company.

Co-owners of undivided shares in the event of plurality of shareholders are required to be represented by one of them or by a sole proxy holder. In case of disagreement, the attorney is appointed in court at the request of the most diligent co-owner.

Unless otherwise agreed to by the Company, the voting right belongs to the usufructuary for the adoption of the decisions relating to the allocation of the result of the exercise and to the bare owner for all other collective decisions.

The right to vote is exercised by the owner of the shares pledged.

ARTICLE 13: CURRENT ACCOUNT

The Company may receive funds from its partners in the form of a loan on a current account. The conditions governing the remuneration and repayment of these loans and any other applicable conditions will be the subject of an agreement between the said partner and the Company.

ARTICLE 14: PRESIDENT

14.1 Appointment

The Company is managed and administered by a President, natural or legal person. The President does not have to be a partner.

The Chairman is appointed by collective decision of the shareholders by the majority chosen for the adoption of the decisions referred to in Article 18.3.1.ii) of the bylaws.

The President may, at any time, resign from office, he may likewise be dismissed at any time, whatever the cause may be by collective decision of the partners. The President is not entitled to any compensation in case of dismissal.

The term of office of the Chairman is determined by collective decision of the shareholders.

In case of death, resignation or impediment of the President to perform his duties for a period exceeding one (1) month, he is replaced by a person designated by decision of the partners. The replacement President shall remain in office only for the remainder of his predecessor's term of office.

The President will be dismissed ex officio in the following cases:

-	A legal entity Chairman is put in receivership, in liquidation or is the object of a prohibition of management,

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The Chairman is subject to a prohibition on the management, administration or control of a company or legal person, or a Chairman who is a natural person is declared legally incapacitated or in personal bankruptcy.

14.2 Powers

The President directs and represents the Company towards third parties.

In relations with third parties, the Chairman is vested with the broadest powers to act in all circumstances in the name of the Company within the limits of the corporate purpose, subject to the powers exercised collectively by the partners.

The Company is bound even by the acts of the President which do not fall under the object of the company, unless it proves that the third knew that the act exceeded this object or that they could ignore it considering the circumstances, the mere publication of the articles of association is not sufficient to constitute such proof.

14.3 Remuneration

In return for the performance of his duties, the President may receive remuneration. He will be entitled to reimbursement of his professional expenses upon presentation of receipts.

The remuneration of the Chairman is determined by collective decision of the partners.

ARTICLE 15: DIRECTOR GENERAL AND DIRECTOR GENERAL DELEGATE

The Chairman may be assisted by one or more persons named "Chief Executive Officer" or "Deputy Chief Executive Officer", whether natural or legal persons, whether associated or not.

The Chief Executive Officer directs and represents the Company towards third parties. As such, he is vested with the broadest powers to act in all circumstances in the name of the Company within the limits of the corporate purpose.

In the event of death, resignation or incapacity of the Chairman, the incumbent Chief Executive Officer retains his duties and powers until the appointment of the new Chairman.

The Chief Executive Officer must be appointed under the same conditions as the Chairman. The collective decision of the partners determines the scope and duration of the powers delegated to the Chief Executive Officer.

The Chief Executive Officer may be dismissed at any time and without a just reason being necessary, by collective decision of the partners. The dismissal of the duties of Chief Executive Officer does not entitle him to any compensation.

The Chief Executive Officer is automatically dismissed in the following cases:

-	Judicial recovery, judicial liquidation or management ban of the Director General legal person;

-	Prohibition of the Chief Executive Officer to direct, manage, administer or control a business legal person or incapacity or personal bankruptcy of the Director General physical person;

-	The remuneration of the Chief Executive Officer is determined by collective decision of the partners.

ARTICLE 16: CHEIF PHARMACIST

The Cheif Pharmacist is appointed by the sole partner or, if there are several partners, by collective decision of the shareholders to the majority chosen for the adoption of the decisions referred to in article 18.3.1.ii) of the statutes and, in accordance with the provisions of the Public Health Code and in particular Article R. 5124-34, the Company's Chief Pharmacist will either be the Company's Chairman or Chief Executive Officer or Deputy Chief Executive Officer.

It will perform the tasks defined by the applicable regulations and in particular by Article R. 5124-36 of the Public Health Code, namely:

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organize and monitor all of the Company's pharmaceutical operations, including manufacturing, advertising, information, pharmacovigilance, batch tracking and withdrawal, distribution, import and export of medicines, products, or articles concerned and the corresponding storage operations ;

-	ensure that transport conditions guarantee the proper preservation, integrity and safety of these medicines, products, objects or articles;

-	sign, after having read the file, the marketing authorization applications submitted by the Company and any other request related to the activities it organizes and monitors ;

-	participate in the development of the research and studies program;

-	have authority over the Delegate and Assistant Pharmacists; give their agreement to their commitment and be consulted on their dismissal;

-	appoint Interim Managing Pharmacists;

-	report to the other officers of the Company any obstacle or limitation to the exercise of these powers ;

-	implement all the necessary means to comply with the obligations provided for in Articles R. 5124-48 and R. 5124-48-1 of the Public Health Code ;

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ensure, in the case of medicinal products intended to be placed on the market in the European Union, that the safety devices referred to in Article R. 5121-138-1 of the Public Health Code have been affixed to conditioning under the conditions provided for in Articles R. 5121-138-1 to R. 5121-138-4 of the Public Health Code ;

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report to the National Agency for the Safety of Medicines and Health Products any placing on the national market of a medicine that it considers to be falsified within the meaning of the provisions of Article L. 5111-3 of the Public Health Code which it manufactures, operates and distributes.

In the event of a disagreement concerning the application of the rules enacted in the interest of the Public Health Department opposes a management, administrative, management or The Chief Pharmacist shall be informed by the Chief Pharmacist National Agency for the Safety of Medicines and Health Products or, in the case of Pharmacists Armed Chemists, the Technical Inspector of Pharmaceutical Services and the armies of the armed forces, if necessary for the latter to refer the matter to the Director-General of the agency.

The Lead Pharmacist participates in the deliberations of the management, administrative, or supervisory bodies, or of any other body with executive office, of the company or organization, when these deliberations concern or may affect the exercise of the tasks falling under its responsibility and listed in 1 ° to 10 ° of Article R. 5124-36 of the Public Health Code.

The Chief Pharmacist acts in the interest of the Company and contributes to the development of the Company by assuming the responsibilities and obligations arising from the regulations in force.

The Lead Pharmacist represents the Company with respect to third parties in the context of any pharmaceutical activity.

ARTICLE 17: CONVENTIONS BETWEEN THE COMPANY AND THE OFFICERS

17.1 In the absence of Statutory Auditors

Where the Company has only one partner, the agreements between the Chairman or the officers and the Company are subject to the approval of the non-executive partner and are mentioned in the register of decisions.

When the Company has several partners, the Chairman presents to the shareholders a report on any agreement entered into directly or by an intermediary between the Company and its Chairman, one of its officers, one of its partners having a fraction of the voting power rights greater than 10% or, in the case of an associate, the controlling company within the meaning of Article L. 233-3 of the French Commercial Code.

The shareholders vote collectively on this report every year by a majority of the votes of the partners at the time of the approval of the accounts.

Unapproved agreements nevertheless produce their effects, provided that the person concerned and, if necessary, the President, bear the consequences that are harmful to the Company.

17.2 In the presence of Statutory Auditors

Where an auditor exists, any agreement intervening, directly or through a person interposed between the Company and its Chairman, one of its officers, one of its shareholders having a fraction of the voting rights greater than 10 % or, in the case of an associated company, the controlling company within the meaning of Article L. 233-3 of the French Commercial Code must be brought to the attention of the Statutory Auditors within one month of its conclusion.

The Statutory Auditors present to the shareholders a report on the conclusion and execution of the agreements of the past financial year. The shareholders decide on this report during the collective decision ruling on the accounts for this financial year.

17.3 On pain of nullity of the contract, it is forbidden for the directors or any associate other than a legal person to contract, in any form whatsoever, loans from the Company, to obtain from it an overdraft in a current account or otherwise, and to endorse or endorse its commitments with third parties. This prohibition applies to the legal representatives of the associated legal persons.

The prohibitions provided for in Article L. 225-43 of the French Commercial Code apply to the Chairman and officers of the Company.

ARTICLE 18: DECISIONS OF THE SINGLE PARTNER / COLLECTIVE DECISIONS OF THE ASSOCIATES

18.1. Competence of the sole partner/or associates

The sole shareholder/or the partners deliberating collectively are only competent to make the following decisions:

-	modification of the social object,
-	appointment of the Statutory Auditors,
-	appointment of the President, the General Manager(s) / Delegate(s), the Pharmacist Interim Lead Manager or Pharmacist,
-	fixing the remuneration of the Chairman, the Chief Executive Officer(s) / Delegate(s),
-	dismissal of the President, the General Manager(s)/Delegates,
-	approval of the annual accounts and allocation of profits,
-	increase, reduction and depreciation of the share capital,
-	merger, demerger, partial contribution of assets,
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adoption or amendment of the statutory clauses relating to the right of pre-emption, the authorization of the transfer of shares, the inalienability of shares, the exclusion of a partner and the suspension of the non-pecuniary rights of a partner,

-	dividend distribution,
-	transformation of the Company,
-	transfer of the Company,
-	dissolution of the Company,
-	approval of the transfer of shares,
-	appointment of the liquidator and decisions relating to liquidation operations,
-	any decision to increase the commitments of the partners.

The sole partner cannot delegate his powers.

The deliberations made in accordance with the law and the statutes oblige all partners.

18.2. Competence of the President

Any decision not reserved by these bylaws to the sole shareholder or the associates' community falls within the competence of the Chairman.

18.3. Modes of Deliberations - Quorum - Majority in case of plurality of partners

18.3.1 Quorum - Majority

i.	Transactions requiring the unanimity of shareholders entitled to vote

Decisions involving:

-	adoption or amendment of the statutory clauses providing for the inalienability of shares,
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adoption or amendment of the statutory clauses relating to the right of pre-emption, the authorization of the transfer of shares, the exclusion of a shareholder by compulsory transfer of his shares and the suspension of non-pecuniary rights in the cases provided for by law,

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the extension of the Company, the transformation of the Company into a company of another form, and the decisions that have the effect of increasing the commitments of the partners, can only be validly taken by unanimous consent of the shareholders having the right to vote.

ii.	Other decisions

The other collective decisions are validly adopted by one or more partners representing more than half of the capital if the decision is taken at the general meeting, and unanimously if it is taken by private deed.

18.3.2 Rules of deliberations

Decisions are taken at the initiative of the Chairman or by one or more partners representing more than half of the share capital.

These decisions are taken in assembly, by TV or video conference, by written consultation, or by private or notarized deed.

i.	Proceedings in assembly

When the Chairman decides to meet the shareholders in the meeting, he shall call them by any means at least eight (8) days before the date fixed for the meeting. The assembly can meet without delay if all the associates are present or represented. The Auditor, if any, shall also be convened at least eight (8) days before the date fixed for the meeting by registered letter with acknowledgment of receipt.

The meeting will be held at the discretion of the President, at the registered office or at any other place indicated by the latter. The meeting will be chaired by the President or any person chosen from among the associates present or represented. Associates may be represented by any person of their choice. Each agent may have an unlimited number of mandates.

Money orders may be given by any written means, in particular by fax or telex. In the event of a dispute as to the validity of the mandate conferred, the burden of proof lies with the person who avails himself of the irregularity of the mandate.

ii.	Teleconference or videoconference

Associate deliberations may be by teleconference or video conference. In this case, the President shall, as soon as possible, establish, date and sign a copy of the minutes of the meeting including:

■	the identity of the voting partners and, where applicable, the partners they represent (or represented partners and the identity of the representatives),

■	the identity of the partners not participating in the deliberations (non-voters),

■	as well as, for each resolution, the identity of the partners with the meaning of their respective votes (adoption or rejection).

In the case of voting by proxy, proof of the mandate shall be sent to the Chairman on the day of deliberation, by fax or any other means.

The President shall send the minutes by fax or any other means to each of the partners. The voting partners return a copy to the President by fax or any other means.

Proof of sending the minutes to the partners and the signed copies of the partners as indicated above are kept at the registered office.

iii.	Deliberations taken by private deed

Collective decisions may validly result from a private act signed by all the partners. If the President is not involved, this act must be communicated to him as soon as possible.

iv.	Written consultation

In the case of a written consultation, the person who initiates the consultation shall, by all means, send to each member a ballot paper in two (2) copies, which must specify the postal address, the e-mail address or the fax number to which the ballots must be returned. The maximum time allowed for the return of the ballots to the Company is ten (10) days from the date of their receipt by the partner.

Each partner must complete the ballot by indicating his vote, for each resolution, in the corresponding box. In the case where no box is checked or more boxes checked for the same resolution, the vote will be deemed negative. The partner must return one (1) copy of the ballot paper, duly completed, dated and signed to the address or fax number indicated or, failing such an indication, to the Company's corporate address.

If the partner fails to respond within the prescribed time limits, or if no vote is recorded for one or more resolutions, the corresponding resolution (s) shall be deemed rejected by the concerned partner.

The decision is adopted on the date on which the Corporation ascertains that the quorum and the majority are attained.

Within five (5) working days of receipt of the last ballot and no later than five (5) working days after the date fixed for the receipt of the ballots, the person initiating the consultation shall prepare, date and sign the minutes which include the information indicated in Article 18.4 below.

18.4. Minutes

The decisions of the sole shareholder or the collective decisions of the shareholders, regardless of their method, are recorded in minutes drawn up on a special register quoted and initialed and signed by the shareholders. This register is kept at the registered office of the Company. It is signed by the President.

The minutes must indicate the mode of deliberation, the date of deliberation, the partners present, represented or absent and the identity of any person who attended all or part of the deliberations, as well as the text of the resolutions and under each resolution the meaning of the associates' vote (adoption or rejection).

Copies or excerpts of minutes of proceedings are validly certified by the President, or an attorney authorized for that purpose. After dissolution of the Company, the copies or extracts are signed by the liquidator(s).

ARTICLE 19: RIGHT OF INFORMATION AND COMMUNICATION OF ASSOCIATES

The agenda, resolutions and any other documents necessary to inform the shareholders regarding the consultations or meetings will be provided upon request to the registered office. These include the annual accounts, management reports, general and special results of the External Auditor, for the purpose of approving the annual accounts.

Each partner may consult the company's accounting statements and corporate documents; at any time each can make a copy.

Any partner may request that he be informed each quarter of the accounting situation, the projected financial statements and a report of activity.

Any associate may submit in writing to the External Auditor matters relating to the management and proper functioning of the Company. In particular, he may question it at the time of approval of the annual accounts. The Statutory Auditor shall answer the questions submitted within a reasonable time and in any case before the date of the deliberation concerning the approval of the annual accounts.

Whatever the mode, any consultation of the partners must be subject to prior information including all documents and information allowing them to make an informed decision on the resolution(s) presented for this approval.

ARTICLE 20: AUDITORS

The control of the Company is carried out by one or more Statutory Auditors appointed by the partners for a period of six (6) financial years and carrying out their duties in accordance with the law.

One or more alternate Statutory Auditors who will replace the incumbent(s) in case of refusal, impediment, resignation or death, are appointed at the same time as the incumbent(s) for the same duration.

They are informed of each decision requiring a collective decision under the same conditions and forms as the partners.

ARTICLE 21: SOCIAL EXERCISE

Each financial year lasts twelve (12) months. The social year starts on the 1st January and ends 31st December.

Excepting, the first financial year includes the time elapsed since the registration of the Company with the Trade and Companies Register until December 31, 2012.

ARTICLE 22: INVENTORY - ANNUAL ACCOUNTS

Regular accounts of social operations are kept in accordance with the law.

At the end of each financial year, the Chairman shall draw up an inventory of the various assets and liabilities existing at that date.

It also draws up the balance sheet describing the assets and liabilities and showing separately the shareholders' equity, the profit and loss account summarizing the income and expenses for the year, as well as the appendix supplementing and commenting on the information given by the balance sheet and the income statement.

Even in the event of absence or insufficiency of the profit, the necessary amortization and provisions are taken into account. The amount of the guaranteed commitments is mentioned after the balance sheet.

The Chairman prepares the management report of the situation of the Company during the past financial year, its foreseeable evolution, the significant events that occurred between the end of the financial year and the date on which it is established, its activities relating to research and development, as well as any other matters provided for by law.

All documents are sent to the Statutory Auditor under legal conditions.

The Chairman will also have to meet the representatives of the works council before approving the annual accounts.

ARTICLE 23: ASSIGNMENT AND DISTRIBUTION OF BENEFITS

The President must submit the approval of the accounts to the community of partners within six (6) months of the end of the fiscal year.

If for legitimate reasons the President fails to respect this six (6) month period, the latter may be extended at the request of the President and upon presentation of an application to the President of the Commercial Court.

The profit and loss account, which summarizes the income and expenses for the financial year, shows the profit for the year after deducting depreciation and provisions.

The profit of the financial year is reduced, if necessary, by the previous losses, at least five per cent (5%) is deducted to constitute the legal reserve fund. This deduction ceases to be compulsory when the reserve fund reaches one-tenth of the share capital.

The distributable profit consists of the profit for the year less previous losses and sums to be kept in reserve, in application of the law and the articles of association, and increased by the retained earnings.

The balance, if any, is distributed among all the partners in proportion to the number of shares belonging to each of them.

The associates' community may also decide to distribute sums from the reserves at its disposal, expressly indicating the reserve positions on which the deductions are made.

However, dividends are paid in priority over the profits of the year.

Except in the case of capital reduction, no distribution may be made to the shareholders when the shareholders' equity is or would become a result thereof, lower than the amount of capital plus reserves that the law or the articles of association do not allow to distribute. The revaluation difference is not distributable. It may be incorporated in whole or in part in the capital.

However, after deduction of the sums held in reserve under the law, the community of shareholders may deduct any sums it deems appropriate to allocate to the endowment of any optional, ordinary or extraordinary reserve funds, or to defer to new.

Losses, if any, are, after the approval of the accounts by the community of partners, carried forward again, to be charged against the profits of subsequent years until extinction.

ARTICLE 24: PAYMENT OF DIVIDENDS - DEPOSITS

When a balance sheet drawn up during or at the end of the financial year and certified by an auditor shows that since the close of the previous financial year the Company has depreciation and necessary provisions and deducting any previous losses as that sums to be held in reserve, in application of the law or the statutes, made a profit, it Interim dividends may be distributed prior to the approval of the financial statements for the year. The amount of these installments may not exceed the amount of the profit so defined.

The terms and conditions for payment of cash dividends are set by the community of partners or, failing that, by the President.

The payment of dividends in cash must take place within a maximum of nine (9) months after the end of the financial year, unless this period is extended by court order.

No dividend replenishment may be required from the partners except when the distribution has been made in breach of the legal provisions and the Company establishes that the beneficiaries were aware of the irregularity of this distribution at the time of the distribution or could not ignore it given the circumstances. If applicable, the repetition action is prescribed three (3) years after the payment of these dividends.

Unclaimed dividends within five (5) years of their payment are prescribed.

ARTICLE 25: SHAREHOLDERS 'EQUITY LESS THAN HALF CAPITAL SOCIAL

If, as a result of the losses noted in the accounting documents, the shareholders' equity of the company becomes less than half of the share capital, the Chairman is required, within four (4) months following the approval of the accounts showing these losses, to consult the community of partners, in order to decide whether there is a need for early dissolution of the Company. The decision is made by the majority provided for in article 18.3.1.(ii) statutes.

If the dissolution is not pronounced, the capital must be reduced by an amount equal to the amount of the losses that could not be attributed to the company within the period set by Article L. 225-248 of the French Commercial Code. reserves if, within this period, shareholders' equity has not become at least equal to half of the share capital.

In any case, the decision of the partnership community must be published in the legal and regulatory conditions.

In the event of non-observance of these prescriptions, any interested party may demand the dissolution of the Company in court. It is the same if the community of associates could not deliberate validly.

However, the court may not pronounce the dissolution if, on the day when it decides on the merits, the regularization took place.

ARTICLE 26: TRANSFORMATION

The conversion decision is made on the report of the company's statutory auditors, which must certify that the equity is at least equal to the share capital.

Transformation into a partnership requires the consent of all partners. In this case, the conditions provided for above are not payable.

The transformation into a limited partnership or joint stock is decided under the conditions provided for in the amendment of the statutes and with the agreement of the partners who agree to be sponsored.

The transformation into a limited liability company is decided under the conditions provided for the amendment of the statutes of companies of this form.

ARTICLE 27: DISSOLUTION - LIQUIDATION

The Company is dissolved at the expiration of the term fixed by the articles of association or by collective decision of the shareholders, by the majority provided for in article 18.3.1.(ii) of the present statutes.

The dissolution of the Company may also be pronounced if the shareholders' equity of the company becomes less than half of the amount of the share capital, by collective decision of the shareholders, by the majority provided for in article 18.3.1.(ii) of these statutes.

The Company is in liquidation from the moment of its dissolution for any reason whatsoever.

However, when the Company has only one partner, the decision to dissolve the Company entails the universal transfer of the company's assets to the sole partner in accordance with article 1844-5 of the Civil Code.

The dissolution puts an end to the functions of the President and the Director General /Delegate.

One or more liquidators are then appointed by the community of partners to the conditions laid down for the approval of the annual accounts. The liquidator represents the Company. He is invested with the most extensive powers to realize the asset, even amicably. He is entitled to pay the creditors and distribute the available balance.

The Associate Community may authorize it to continue current business or to initiate new business for liquidation purposes.

The legal personality of the Company subsists for the purposes of its liquidation until the closing of the latter, but its name must be followed by the words "company in liquidation", as well as the name or names of the liquidators on all the acts and documents emanating from the Company and intended for third parties.

The shares remain negotiable until the close of liquidation

The division of the net assets remaining after reimbursement of the par value of the shares is made between the partners in the same proportions as their shareholding.

ARTICLE 28: DISPUTES

Any disputes that may arise between the Company and the partners or an officer or between the partners themselves, which may arise during the Company's term or during the liquidation, shall be judged in accordance with the law and subject to the jurisdiction of the competent courts.